AUDREY L. CHENG

Assistant Vice President, Counsel

Office: (949) 219-3202

Fax: (949) 219-3706

E-mail: Audrey.Cheng@PacificLife.com

April 21, 2016

Via EDGAR

Deborah Skeens, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Pacific Funds Series Trust
File Nos. 333-61366 and 811-10385

Dear Ms. Skeens:

This letter is being provided in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on March 18, 2016 and subsequent conversations with the SEC staff, concerning Post-Effective Amendment (“PEA”) No. 124 to the registration statement of Pacific Funds Series Trust (the “Registrant”) on Form N-1A (including the Prospectuses (“Prospectuses”), Statement of Additional Information (“SAI”) and Part C), which was filed on March 4, 2016 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of the Registrant in PEA No. 124 (each a “Fund”). Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

All comments are to the Performance sections in the Fund Summaries of the Prospectuses.

1.	Comment: Please confirm supplementally that the returns shown for all share classes of the Funds were calculated using the same methodology.

Response: So confirmed.

2.	Comment: The SEC staff’s position is that performance returns of a Predecessor Fund (as that term is defined in the applicable Prospectus) should not be adjusted to reflect the fees and expenses of the Fund, except for shareholder fees (e.g., sales charge (load) imposed on purchases), until such time that the Fund may present its own returns. Please revise this section in each Fund Summary accordingly.

Response: The Registrant has revised this section in each Fund Summary accordingly.

3.	Comment: The SEC staff’s position is that performance returns of a Predecessor Fund (as that term is defined in the applicable Prospectus) should not be adjusted to reflect fee waivers or

Deborah Skeens, Esq.

April 21, 2016

expense limitations of the Fund. Accordingly, please delete the following sentence from each Fund Summary: “Performance reflects fee waivers and expense limitations that were in effect during the periods presented.”

Response: The Registrant has deleted this sentence.

4.	Comment: Institutional Class/Class P Prospectus only – Please delete all returns for Class P shares of each Fund as this share class has not commenced operations as of the date of the Prospectus.

Response: The Registrant has deleted these returns.

5.	Comment: Classes A, C, Advisor and Investor Prospectus only – The prospectus disclosure states that: “Sales loads are not reflected in the chart below.” However, sales loads should be reflected in the Average Annual Total Returns table for each Fund. Please confirm supplementally that applicable sales loads are reflected in these tables.

Response: So confirmed.

If you have any questions or further comments please contact me at (949) 219-3202.

Sincerely,

/s/ Audrey L. Cheng

Audrey L. Cheng

cc:	Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC
Laurene MacElwee, Pacific Life Fund Advisors LLC
Anthony H. Zacharski, Esq., Dechert LLP
Rachael Schwartz, Schiff Harden LLP